Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
Commission File No.: 001-31251

     This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of The Toronto-Dominion Bank’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause The Toronto-Dominion Bank’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the Annual Report on Form 40-F of The Toronto-Dominion Bank for the year ended October 31, 2004 and the Annual Report on Form 10-K of Banknorth Group, Inc. for the year ended December 31, 2003 and other documents filed by The Toronto-Dominion Bank and Banknorth Group, Inc.’s with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     This communication is being made in respect of the proposed merger transaction involving the acquisition by The Toronto-Dominion Bank of approximately 51% of the outstanding common stock of Banknorth Delaware Inc., a wholly-owned subsidiary of Banknorth Group, Inc. In connection with the proposed transaction, The Toronto-Dominion Bank and Banknorth Delaware Inc. filed a combined registration statement on Form F-4 and S-4 containing the definitive proxy statement/prospectus for the shareholders of Banknorth Group, Inc. with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the definitive proxy statement/prospectus regarding the transaction, as well as any other relevant documents carefully and in their entirety because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank , c/o TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, ME 04112-9540, Attention: Investor Relations (207) 761-8517.

     The Toronto-Dominion Bank, Banknorth Group, Inc. and Banknorth Delaware Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-

Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2004, which was filed with the Securities and Exchange Commission on December 13, 2004, its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and the above-referenced Registration Statement on Form S-4/F-4, which was filed with the Securities and Exchange Commission on October 4, 2004 and amended on November 16, 2004, December 17, 2004 and January 11, 2005. Information regarding Banknorth Group, Inc.’s and Banknorth Delaware Inc.’s directors and executive officers are available in Banknorth Group’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004, and in the above-referenced Registration Statement on Form S-4/F-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form S-4/F-4, and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

***

The following is a transcript of W. Edmund Clark’s presentation on January 19, 2005 at the RBC Capital Markets Conference that is going to be available on The Toronto-Dominion Bank’s website.

RBC Capital Markets Canadian Bank CEO Conference

TRANSCRIPT OF ED CLARK’S PRESENTATION
AT THE
RBC CAPITAL MARKETS
CANADIAN BANK CEO CONFERENCE

JANUARY 19, 2005

(CHECK AGAINST DELIVERY)

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of The Toronto-Dominion Bank’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause The Toronto-Dominion Bank’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the Annual Report on Form 40-F of The Toronto-Dominion Bank for the year ended October 31, 2004 and the Annual Report on Form 10-K of Banknorth Group, Inc. for the year ended December 31, 2003 and other documents filed by The Toronto-Dominion Bank and Banknorth Group, Inc.’s with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

This communication is being made in respect of the proposed merger transaction involving the acquisition by The Toronto-Dominion Bank of approximately 51% of the outstanding common stock of Banknorth Delaware Inc., a wholly-owned subsidiary of Banknorth Group, Inc. In connection with the proposed transaction, The Toronto-Dominion Bank and Banknorth Delaware Inc. filed a combined registration statement on Form F-4 and S-4 containing the definitive proxy statement/prospectus for the shareholders of Banknorth Group, Inc. with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the definitive proxy statement/prospectus regarding the transaction, as well as any other relevant documents carefully and in their entirety because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank , c/o TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, ME 04112-9540, Attention: Investor Relations (207) 761-8517.

The Toronto-Dominion Bank, Banknorth Group, Inc. and Banknorth Delaware Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2004, which was filed with the Securities and Exchange Commission on December 13, 2004, its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and the above-referenced Registration Statement on Form S-4/F-4, which was filed with the Securities and Exchange Commission on October 4, 2004 and amended on November 16, 2004, December 17, 2004 and January 11, 2005. Information regarding Banknorth Group, Inc.’s and Banknorth Delaware Inc.’s directors and executive officers are available in Banknorth Group’s proxy statement, which was filed with the Securities and Exchange Commission on

March 17, 2004, and in the above-referenced Registration Statement on Form S-4/F-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form S-4/F-4, and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

CORPORATE PARTICIPANT

Ed Clark	TD Bank Financial Group – President & CEO

PRESENTATION

Jamie Keating, RBC Capital Markets – Analyst

Good morning again. We’re all ready to start our second series of speakers this morning and kicking off this series we have Ed Clark, President and CEO of TD Bank Financial Group. And if I were to say nothing about Mr. Clark it would be that he is action oriented. Since December of ‘02 when Ed took over the job TD’s Tier 1 capital ratio leapt 45% to 12.6% from lowest to now highest by a wide margin. Ed has dramatically changed the risk profile of this bank as you all know, but while protecting and I would argue enhancing the core franchise at the same time and now has taken a very bold step on the U.S. expansion front, again within very interesting risk parameters and hedges.

By our methodology, excess reserves for this bank largely including tangible common equity and credit reserves have jumped $4.0 billion during Ed’s watch. This is quite an achievement over a two-year plus time frame.

Ed, to quote your most recent annual report title, we’ll ask you what commitments are you planning to keep in ‘05 and what is your outlook?

Thank you Ed and welcome. I appreciate your participation.

Ed Clark, TD Bank Financial Group – President and CEO

Slides 1 and 2
Thank you and thank you for that kind introduction. So, I’ll get into it.

Slide 3
Basically as you know, our mission statement is to try to be the better bank and what do we mean by that? I think it’s a focus on basic operating skills. It’s a high regard for risk, very intense analysis of where the risks are and where you maximize risk adjusted rate of return and an obsession with capital. We measure ourselves against economic profit and we want to make sure that when we redeploy capital, we redeploy it in the interests of the shareholders.

I think we’ve been trying to run this strategy and improve every year and hope that over time we will command a premium P/E, but we recognize that the market takes time to recognize our performance and that we’re not going to get there quickly and obviously if you look at where our P/E is today, the market isn’t giving us a superior P/E.

Last year when I was at the conference what I said was we had a very simple mission for 2004 and that was to show you the earnings. We had repositioned the bank in 2003 and our job was to show you the earnings. That’s what I would say is our mission statement for 2005 again: it’s continue to show that in fact we have positioned the bank where inherently it can grow faster than our competitors and we’re better positioned for long-term growth without going out the risk curve. So again, I think our answer would be show you the earnings. We have this hope that in the end, if we show you earnings, the “E” will drive the “P” and maybe even the “E” will eventually drive the P/E.

Slide 4
This slide shows how all three of our businesses performed last year. We had double digit earnings growth in all three of our businesses. We’re very satisfied with our operating earnings. We’re growing our retail side organically faster than our wholesale and we’re down to about 25 percent wholesale earnings. That number will shrink over time naturally as we continue to execute our business strategy.

Slide 5
If you take a look at the overall, with the power of those earnings, they improved our overall earnings by 26 percent. This is a tough number to try to and find out what is the right way to present what’s really happening on an underlying basis. We’ve decided to try to get out of that game and basically present to you the raw numbers. The only thing that we basically have said that we make adjustments for is sectoral and general releases where we don’t believe those are sustainable earnings and they ought not to be counted. So where in fact we get these recoveries we’re taking them out of these numbers.

We also, in our case, because we’re major buyers of credit protection – the losses or gains on credit protection we’re taking out of these earnings. I know Jamie has attempted to try to come up with what the underlying earnings are. Whereas in our case in his report we would have earnings increases underlying thirteen percent against the bank average of a negative two percent and the best competitor against us only one percent. I think no matter how you cut it, our sustainable earnings last year outgrew our competition significantly.

Slide 6
As Jamie mentioned, despite the fact that we are very conservative risk managers in terms of how we set reserves on our balance sheet, we have been able to grow capital very rapidly over the last couple of years. But I think it is important in terms of understanding where we’re going that we’re also going to be using that capital. So I think it is important for investors to understand that in the spectrum of banks within Canada that you’re investing, we’re at one end of the spectrum in the sense that we are trying to find ways in which we can redeploy our excess capital productively and so with the Banknorth acquisition we will bring that ratio down significantly.

The number that’s on the screen is what we predicted at the time of the acquisition. We’ll see at the end of the first quarter what the number actually is, but there’s no question that we have shifted — we’ll be shifting the risk profile of the bank to grow it aggressively in the United States and we are very cognizant that that brings with us both operational execution risk in terms of our strategy and more commercial lending risk would be the major credit risk that we’re taking on.

Slide 7
So let me just briefly review the tree existing businesses that we have starting with TDCT.

Slide 8
It’s really a tremendous success story. We’ve come out of the merger period here. I’d say frankly we’re still reaping some of the benefits of the merger because we are in the process of continuously going back over how we put the two organizations together and saying can we refine the way we’re running this place in a sense – get more cost synergies out of there, but we also this year we have been helped tremendously because some of previous investments we made, particularly in the insurance industry, are paying us big dividends.

Slide 9
If you say well what’s the core strategy here, it’s a pretty simple strategy. As I’ve indicated to this group before, we’ve been blessed by certain weaknesses that have turned out to be opportunities as we’re under-penetrated in a number of markets. So despite our dominance on the personal side, we don’t have that dominance in small business and commercial. We think we still have ways that we can grow insurance dramatically. We have in our property and casualty insurance, without doubt, the best insurance company in the property casualty field in Canada. It’s got a better business model and tremendous growth rate and very high ROEs, but also we’re very, very good in the creditor life insurance businesses and that has meant that our insurance earnings represent opportunities to us.

At the time in our core personal business basically it’s a focus on operating excellence, starting with the customer. We have a philosophy in the bank. The bank shouldn’t be run by a head office looking out. It should be run by customers and the people that serve the customers looking in and that the whole organization has to constantly work to make it simple, fast and easy for the people on the front line to service their customers.

And thirdly, I think a core philosophy for us is, you can’t make this year’s earnings by robbing next year’s future so you start with what do I require to invest in the business? How do I re-engineer the investments? We actually have a target for all our management teams of how much money they can spend on IT rather than how little money they can spend on IT because we won’t let them in the mantra of costs savings steal from the future. So they’ve got to invest and grow and in our case as well that can mean continuing to add branches to our distribution system.

Slide 10
We’ve been operating in an environment of declining margins and for us that’s probably been more significant than for others because we have been a slow grower in the unsecured lending area, which has been an area of margin expansion for many people. That’s because we don’t have the right platform on the unsecured lending side so we’ve in a sense let our market share deteriorate there but that’s had a consequence on our margins. We believe that that period is perhaps coming to an end, but I would say that of the two – they are two major risks I see in — for TDCT and the continued flat interest rates or declining interest rates is clearly the biggest risk factor for TDCT and the pressure that will have on margins.

In terms of the efficiency ratio, I think we’ve made real progress. We didn’t make a lot of progress this year in numeric terms, but I think it’s probably fair to say that we’re understating our progress because if you take out the acquisitions then in fact we took another point off the efficiency ratio again this year. So that should start showing up next year as we get through the restructuring period of the two major acquisitions we made.

The other major risk that we have I think is on commercial loans. All of you who’ve heard me for two years talking about this, the whole industry has been blessed by basically negative PCLs on the commercial side. I have to believe that as the U.S. adjusts to its trade deficits and the consequence of what that means in terms of exchange rate and therefore back into Canada exchange rates that we’re going to see stress situations in Canada as we play ourselves out in this, but I can’t tell you that we’re seeing it in our files yet.

Slide 11
As I say, we’re sitting on three major growth businesses: small business, commercial banking, and insurance. You’ve haven’t seen much progress on the commercial because we’ve got two offsetting factors. We have good growth on the positive side and very good revenue growth on the positive side. But we continue to see weakness on the lending side and the commercial side reflecting I think a general phenomenon in the Canadian economy.

Slide 12
Overall then in terms of TDCT, we’ve had very good profit growth over the last couple of years. Again, we’re trying – it’s hard. We’ve done some adjustments here to the numbers on our peers, but all those numbers have been adjustments to raise their earnings growth, not to lower their earnings growth from the reported numbers, but there’s quite a gap between the performance of TDCT in profit over the last two years and its peers.

Slide 13
If I turn to the wealth management area — again we’re quite pleased with what’s going on there. Again, we have a simple strategy. We have an island in Canada on the discount brokerage that’s very profitable. It’s got a twin set of issues. It’s got to keep on driving its costs down and its got to keep on investing so that we don’t let new entrants in there to steal our dominant market position.

Slide 14
We have a strong position in mutual funds which I’ll get into. Very strong position there and so these are two islands of big profit growth for us and then we have a big weakness on the advisor yside and so we’ve been spending lots of money to build our advisory capability and we’ve said to everybody that that’s going to take us at least until mid-2005 before you see the results on it so we’re carrying that expense cost as we drive to build the advisory side.

And then in the U.S. we have the twin challenges. We think we’re in the right sweet spot, but we do have the challenges of what’s happening in the price environment there and the need to get costs down.

What are the big risks to continuing this kind of earnings growth? Clearly it’s that these core businesses that are profitable to us turned down. So if trades today were to turn down or there - big equity declines in the market with respect to mutual fund business that would not be good for those businesses.

As I indicated we’re very pleased with where we are positioned on the mutual fund. We have very good consistent performance. I think one of the assets in the TD is the strength of its investment management group and that translates year-in year-out to very good long-term sales for us. We’re always at the top end of what’s happening on the long-term sales side. So that’s been a real winner for us.

Slide 15
In terms of the U.S., as I indicated, we have a very simple strategy there. They do have to continue to focus on costs. They are doing that. That’s costing us money right now as we make more structural changes in there to bring the cost structure down. They had to fill in a gap in their product line that we weren’t as strong as we had to be in the active trader platform. We’ve now launched that platform so we’re through that, but it will require significant amounts of marketing dollars this year to in a sense establish that platform. Then third, we have to continue to leverage what is our competitive advantage and that’s the IFA force that we have and the branches and again you’re going to see big marketing dollars supporting that.

Slide 16
But overall putting all those things together it’s been a pretty successful strategy. As I said, wealth management up 45 percent this year in earnings and I would say that we are closing the overall earnings gap between ourselves and our peers and our mission is clearly to surpass the peer average in terms of overall wealth management earnings.

Slide 17
If you look at the wholesale side, it’s quite a bit different. It’s probably the area where we’re running the most dramatically different strategies. We have a clear view that you worry a lot about capital. You worry a lot about risk. We’ve had a strategy where we want to fill in some of the domestic gaps that we’ve had so we’ve been a very strong fixed income house, but we want to grow beyond that and we want to hold our competitive advantage of what we have in the global capital market.

The big risk in this business is clearly that we have a slowdown in capital markets generally and that will affect our business directly like it will affect everyone else’s. In our case we also are probably on our global capital markets groups vulnerable if we continue in a world of very low volatility, very low interest rates, and very narrow credit spreads. Interest in that business tends to do better in what most people think are bad worlds. Those are good worlds because of how we’re positioned – because we’re long credit protection and short credit. So in fact generally that business is an offset to what most people think are bad worlds.

As you know, what makes us unique here is we insist that the wholesale bank has only $2.5 billion of capital and runs their business like they have $2.5 billion of capital rather than that they have the entire capital base of the bank to spend. We manage them on maximizing economic profit rather than revenue growth or profit before variable pay or all these other measures that people tend to use we want to insist that economic profit, what do you give us the shareholders. We have a pretty simple clear mission statement.

Slide 19
You can see then what the effect of that strategy is in terms of capital usage in the business and the risk-weighted assets in the business.

Slide 20
The main area that we’ve been trying to grow and make sure that we have matched our dominance on fixed-income has been institutional equity business. We’re very pleased with how now we would be seen in the marketplaces in the top dealers on the equity side now as well as in the fixed-income side. Clearly, the challenge over the next few years is to fill in on investment banking the M&A side so that we in fact are clearly dominant in that area as we are in fixed-income and institutional equities.

Slide 21
Being able to give you a sense of what’s happening then in underlying earnings, clearly this is the area where interpretation gets to be the biggest issue of what actually underlying earnings are. To try to avoid interpreting we just said, well suppose you just looked at what happened to people before they took their PCLs and you can see that in fact there’s quite a gap between what our business has been earning and what our competitors have been earning other than the movement of the fact that there is negative PCL performance going on.

In our case in fact it’s even stronger than that because our PCLs aren’t PCLs. They’re payments on credit protection. We have about $4.0 billion of credit protection. We are paying today to avoid future PCLs in the future so in fact we’re understating what our PCL performance really is.

Slides 22 and 23
Finally in terms of the future, you all know about our acquisition of Banknorth. We’re basically now out. We’re going to have the shareholders meeting on February 18th. We’ve cleared all the regulatory authorities except for Massachusetts who by principle will not clear us until we have actually cleared the vote on February the 18th. We hope to close in early March. We continue to be very pleased with this acquisition. We like the management team more now than we liked them before and we liked them a lot before. It’s just that over time as we got more comfortable with them we’ve actually been pleasantly surprised, which is nice in an acquisition. We’re very pleased with where we’re going there. That’s clearly our challenge next year is to make sure we’ve closed that transaction and then look at what potential acquisitions we can do and make sure that they’re the right acquisitions that fit our appetite.

Slide 24
So if you summarize what in a sense differentiates TD, I think we clearly have a lower credit risk profile. We have inherently, in the way our businesses are positioned, faster organic growth. We have an obsession with optimizing the use of capital that runs through the entire bank. A huge focus on execution and the end of the day strategies are great, but the only thing that really matters is whether you can execute them and I think we’re going towards having the best growth platform in the United States. Thank you very much.

QUESTION AND ANSWER

Jamie Keating, RBC Capital Markets – Analyst

Thank you very much Ed. I’m going to just sneak over the podium for one quick question here — we have a minute for a question or two if there’s one from the floor. My question relates to that subject you finished with Ed in relation to growth. You describe a number of levers specifically in the retail bank for example you use that strategy effectively where you identify areas where there’s potential for more fill in — more broadly with the bank on the whole. Your risk weighted assets appear to be quite low relative to the sector overall and your return on risk weighted assets is extremely high. The question I have for you is: Could you describe that anomaly and/or the reasons for that anomaly and perhaps more importantly, is there an opportunity in that measure that maybe a lever you can take advantage of going forward?

Ed Clark, TD Bank Financial Group – President and CEO

I think what you’re referring to — we would earn – if you take risk-weighted assets — we would earn about 50 percent more for every dollar of risk-weighted assets that we take versus what the other four major banks do and that’s because of how we’ve positioned ourselves so that in a sense we’ve entered the businesses that have high marginal operating ROEs. If you take a look at TDCT and it grows 16 percent this year in earnings, it doesn’t have to add 16 percent in capital to do that – it may have to add four or five percent in capital. It has a very high marginal return for every dollar of capital that it adds. That’s true in the case of the wealth management business where in Waterhouse the only thing that moves up are margin loans — the actual amount of additional capital we have to put in there. Even Banknorth if you look at its operating business you’ll see that its operating business earns quite a high ROE.

This is a conscious decision by us and so what it does mean is that once we’ve paid the goodwill – the flip side of that is how do we get there – by buying Canada Trust, by buying TD Waterhouse and by buying Banknorth. and so we redeployed the shareholder’s capital but it does mean that when you look at the growth and economic profit you have one element that stays fixed – the amount of capital that you put in goodwill – and then you have another that’s growing at super rates and it also accounts for why our regulatory capital grows so quickly because we had to subtract the goodwill out of our regulatory capital so we’re getting the benefit of all 100 percent of the profit growth, which is going right to the bottom line and free cash flow. We’re not using up our capital to support our operating businesses.

So I think that’s philosophically where we are. We’re running a wholesale bank where we basically see ourselves as loan originators. We do use our capital aggressively. You’ll see a number of big deals that we’ve done, but we get rid of those loans almost as soon as we originate those loans and we don’t leave those loans sitting on our balance sheet. So we’ve turned every one of our businesses into high marginal ROE businesses and we think that’s a great place over time to be.